ASI Entertainment, Inc.
1/12 Candlebark Crt.,  Research,  Victoria,  3095,  Australia
Telephone : +61.3.9437 1028 . E-mail: info@asieinc.com


April 5, 2005

Mr D. R. Humphrey
Branch Chief
Division of Corporate Finance
United States Securities and Exchange Commission
Washington, D.C., 20549


Dear Mr. Humphrey

Re:	Commission File Number: 0-27881
In response to your letter dated March 3, 2005, we respond as follows:

Item 1.
Future filings will be amended

Item 2.
2003 AirTV Revenue
Revenue for consulting services provided to alliance party. This activity was noted in filings at the time fees generated. This is not considered a core activity of the company. The main cost of providing the services was covered by management remuneration.
2004 AirOne
Revenue from G3CARS product. This is a software product developed by the company and as such, does not have a cost of sale after development. The interface with the airline customer's system required an interface to another software system and the cost of that interface was taken up as a cost of sale and the customer charged (which was taken up as revenue) for the cost.

Item 3.
No research development was carried out in the 2004 year. In future, should research and development be carried out, it will be noted separately in the statement of operations.


Item 4.
Software costs have been fully expensed as incurred. There was no unamortized software costs in the balance sheet or amortization cost taken up in the statement of operations for 2004. The company will disclose policy in the future.

Item 5.
Accounting policy is now to review accounts receivable at each balance date and to make any allowance for non recoverability the directors and management consider appropriate. Any accounts receivable outstanding for 12 months from the date of invoicing are to be written off.

Item 6.
The Company has formalized a pricing and revenue recognition policy, effective January 1, 2005.

There are two ways ASI will generate income under its airline programs. Firstly, under a revenue services agreement, ASI will generate revenue from email and internet services which will be received by ASI which will then pay an agreed commission to the respective airline. Payment for the services will be received from credit card payments, and revenue will be taken up in the period in which the services were provided. Secondly, under a software license agreement, flight log services will be provided to airlines on the basis of an agreed fee for each flight the service is used on. Airline customers will be invoiced under the terms of each agreement and revenue taken up in the period the revenue is generated. In regard to both services, the airline buys the hardware and ASI may receive commission on the sale of the hardware, subject to final contract negotiations. Revenue from such sales will be taken up in the period the commission was generated.

With the RFID tags, ASI will sell hardware and supply the tags on an on-going basis at prices determined by customer volumes. Revenue will be taken up in the period in which hardware and tags are delivered to customers.

Item 7.
The arrangements for supply and sale described in the 10KSB outline how management plan to, and have marketed the product/services to potential airline customers. We do not think we can expand further on this description at present.

If equipment is sold at a discounted price, the customer will receive title to the equipment.

The value of the equipment to the client on a standalone basis depends on the certification and specifications of the hardware and the operating approvals held by the airline.

If equipment is supplied at a discounted price, the ongoing service agreement would not include minimum purchase or use requirements. The option to supply equipment at a discounted price is purely an option. We do not at present have any arrangement to supply equipment at a discount.

Should the price of the equipment be discounted, ASI would be unlikely to sell at less than cost price because of the profit margin in the equipment,.

ASI will invoice/receive revenue under the terms of its agreements with customer airlines. There would not be any need for special accounting treatment of the transactions for revenue recognition.

Unit of accounting should be each airline contract, which may have various components, but are interlocking. With the internet/email service, there would not be an element of unearned income in the agreement. After hardware has been supplied, revenue will depend on the use of the system by airline passengers. G3CARS revenue will be from a fee charged for each flight data is transmitted, so again revenue is dependant on usage, not a locked in payment.

Item 8.
Revenues taken up in fiscal 2003 and 2004 were invoiced in those years.

Item 9.
In future filings, wording of Note 2. would be:

"As of June 30, 2004 the Company owed officers, directors, and related parties $150,903 for management fees ($56,402) and directors' fees ($94,501).

The Company in 2004 and 2003 incurred expenses of approximately $173,000 and $166,000 respectively to a company affiliated through common stockholders and directors for management expenses. These expenses are normally taken up as a liability, but at June 30 2004, $334,000 of the debt was converted to equity."

Item 10.
The other major asset type is moving map systems with a book cost of $364,465 at June 30, 2004, against which depreciation of $291,572 has been charged.
Note 4 will be changed in future filings to reflect this.

Item 11.
The airline industry usually requires useful life of avionics of 5 to 10 and sometimes up to 20 years. In view of this, management felt that 5 years was a reasonable term over which to write off the equipment on a straight line basis. It should be noted that the equipment will likely be sold over the next year and further depreciation will not be necessary.

Item 12.
The ACAMS is a network server that links the passenger's notebook computers and the satellite communication system on the aircraft.

The ACAMS were acquired in September 1997. They have been written down for impairment per the 2004 accounts by approximately $414,000.

The first units were placed in service with Alitalia and Saudi Arabian Airlines for certification purposes. It is expected that installation of the systems will commence in second half of 2005 as agreed under our contract with Saudi Arabian Airlines.

ASI has had equipment installed and has conducted certification and flight demonstrations of its system on board an Alitalia 767 and a Saudi Arabian Airlines 747. As a result, certification has been received from the FAA for those installations. As stated in the 10KSB, the certification is then applicable to similar aircraft types and is then modified for other aircraft types.

Item 13.
As noted in the Company's previous response, the methodology applied for testing for impairment was the future cash flow method described in SFAS 144, paragraphs 16 - 21. The possibility of technological change and airline industry downturn were considered by the Company and auditor as part of discussions involving the possible need to impair the ACAMS assets. The Company does not charge an arbitrary amount each period, but rather re-evaluates the relevant issues each period (the most relevant being the amount of time the equipment has been on the books without yet being installed), and makes a determination of whether or not some type of impairment is reasonable. As noted in the Company's previous response, the Company feels that no writedown at all was necessary, but the auditor felt otherwise. The Company does not believe that the equipment will be worthless in two years. A contract has now been signed with Saudi Arabian Airlines and it is expected that the ACAMS equipment will be installed and used on their flights, and therefore the Company might have no more impairment writedowns on the ACAMS.

Impairment analysis without cash flow analysis:
We note from SFAS 144, paragraphs 16 - 21, that just because a piece on equipment is not currently generating cash, is not indicative in and of itself that the equipment must be impaired, otherwise any piece of equipment not yet currently installed would automatically and immediately be impaired. As set forth in SFAS 144, 16-21, cash flow analysis testing is based on estimates of future cash flows as reasonably determined, whether the equipment is currently in service or not.

Item 14.
We acknowledge managements responsibility for the financial statements.

Item 15.
We are not privy to the decision making process of our investors, we can only assume that they saw benefit in the options.

Stock purchased by investors - 756,074 shares at a price of 50 cents per share.

A Black Scholes calculation was made and a cost of $193,490 was taken up for the issue of the options in the statement of operations.

Purpose of the stock issuance was to raise working capital for the company.

No purchasers of stock were employees exercising previously granted stock options,

No options were issued at the same time the shares were repurchased.

Item 16.
612,500 shares and 60,000 shares were issued to McBain & Co Investment Services in 2003 and 2004 respectively at a nominal value of $0.50 per share for corporate advisory and capital raising services.

250,000 shares were issued at a nominal value of $0.50 per share in 2004 to Searchlight Securities for legal services.


Please contact me if you have further questions.

Yours sincerely


/s/ Philip Shiels

Philip Shiels
Chief Financial Officer